FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For March 28, 2003
Commission File Number:   0-30204


                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
                 Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho,
                        Chiyoda-ku, Tokyo 101-0054, Japan
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F [ X ]          Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [   ]                No  [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


Exhibit      Date           Description of Exhibit

  1       03/28/2003     IIJ Group and PoweredCom Discontinue Business
                          Integration Discussions
                         --(English Press Release)

  2       03/28/2003     Regarding Discussions on Business Integration between
                          IIJ Group and PoweredCom
                         --(English Translation of Japanese Press Release)





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Internet Initiative Japan Inc.

Date: March 28, 2003                 By: /s/ Koichi Suzuki
                                         ----------------------------
                                         Koichi Suzuki
                                         President, Chief Executive Officer and
                                         Representative Director

EXHIBIT 1
--(English Press Release)


     IIJ Group and PoweredCom Discontinue Business Integration Discussions

     TOKYO--(BUSINESS WIRE)--March 27, 2003--Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Crosswave Communications Inc. (Crosswave, NASDAQ: CWCI), and PoweredCom Inc. (PoweredCom) today announced that they did not reach an agreement on the potential integration of their businesses.

     In July 2002, the parties announced that they were exploring the possibility of integrating their business operations. This notice confirms that the parties have ended their formal discussions regarding such integration. The parties are, however, considering opportunities to work together in a number of areas going forward.

     "Since last year, PoweredCom has been focused on a variety of actions including the merger plan with our group company, Tokyo Telecommunications Network, which is due to take place in April 2003. For the time being, we have mutually agreed to discontinue our discussions regarding business integration. However, I strongly believe that there are still numerous future synergies that may be realized through our cooperation, including areas such as sales, technology and network solutions," said Takeshi Taneichi, President of PoweredCom.

     "In order to more quickly implement our business strategy for a rapidly growing and fast changing Japanese broadband market, we decided not to prolong our formal discussions further. We expect the termination of the discussions to have minimal impact on our overall strategy. The IIJ Group has been continuing to develop new growth areas and we are confident in our ability to continue to achieve our targets," said Koichi Suzuki, President and CEO of IIJ and Chairman of Crosswave.

     About IIJ

     Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive network solutions provider. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, Internet access, hosting/housing, and content design.

     About Crosswave

     Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

     About PoweredCom

     PoweredCom is a 32.06% owned affiliate of Tokyo Electric Power Company, Incorporated. PoweredCom provides data communications services utilizing a nationwide optical fiber network owned and operated by PNJ Group, a consortium of PoweredCom and telecom business subsidiaries of ten regional electric power companies. PNJ Group has one of Japan's largest optical fiber networks stretching over 200,000 kilometers nationwide. PoweredCom offers one-stop solutions for data communication services and leased-line services to business clients, including WAN Ethernet service, point-to-point Ethernet service, IP-VPN (virtual private network) service, and Internet access and data center services.

     The statements within this release about IIJ's and Crosswave's future plans and expectations contain forward-looking statements that involve risk and uncertainties. These statements may differ materially from actual future events or results. Important risk factors that could cause actual results to differ from those contained in the forward-looking statements include changes in the competitive environment, changes in the strategy, results of operations or financial condition of any of the companies involved and other factors, including those in their respective annual reports on Form 20-F and other filings with the U.S. Security and Exchange Commission.

    CONTACT: For inquiries, contact:
             IIJ Group Media/Investor Relations Office
             Ms. Junko Higasa, +81-3-5259-6310
             E-mail: press@iij.ad.jp
             URL: http://www.iij.ad.jp/
               or
             Crosswave Investor Relations Office
             Mr. Hiroaki Tsuno, +81-3-5205-4580
             E-mail: ir@cwc.co.jp
             URL: http://www.cwc.co.jp/

EXHIBIT 2
--(Translation of Japanese Press Release)


 Regarding Discussions on Business Integration between IIJ Group and PoweredCom

     TOKYO, March 28, 2003 -- Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) and PoweredCom Inc. (PoweredCom) had discussed the possibility of integrating their business operations since July 2002, and once extended a target date of agreement from the end of December 2002 to the end of March 2003. However, the parties today announced that they did not reach an agreement on the potential integration of their businesses and have ended their formal discussions regarding such integration.

     The parties are considering opportunities to work together in a number of areas such as sales and technology going forward.


For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310  E-mail: press@iij.ad.jp  URL: http://www.iij.ad.jp/